Exhibit 99.1

XUNLEI ANNOUNCES UNAUDITED FINANCIAL RESULTS FOR THE THIRD QUARTER ENDED SEPTEMBER 30, 2023

Shenzhen, China, November 14, 2023 (GLOBE NEWSWIRE) - Xunlei Limited ("Xunlei" or the "Company") (NASDAQ: XNET), a leading innovator in shared cloud computing and blockchain technology in China, today announced its unaudited financial results for the third quarter ended September 30, 2023.

Third Quarter 2023 Financial Highlights:

●	Total revenues were US$84.2 million, a decrease of 4.6% year-over-year.

●	Cloud computing revenues were US$29.5 million, an increase of 1.4% year-over-year.

●	Subscription revenues were US$28.7 million, an increase of 15.2% year-over-year.

●	Live streaming and other internet value-added services (“Live streaming and other IVAS”) revenues were US$26.0 million, a decrease of 24.1% year-over-year.

●	Gross profit was US$37.5 million, an increase of 6.6% year-over-year and gross profit margin was 44.6% in the third quarter of 2023, compared with 39.9% in the same period of 2022.

●	Net income was US$4.4 million in the third quarter of 2023, compared with US$8.3 million in the same period of 2022.

●	Non-GAAP net income was US$5.5 million in the third quarter of 2023, compared with US$9.0 million in the same period of 2022.

●	Diluted earnings per ADS was approximately US$0.07 in the third quarter of 2023, compared with US$0.12 per ADS in the same period of 2022.

"We exceeded the upper-end of our third quarter revenue guidance despite challenges in operating environment and fluid macroeconomic backdrop. These results reflected our relentless efforts to mitigate the impact of business adjustment and our unwavering commitment to further enhance our existing operations, as other major business lines continued to exhibit year-over-year growth momentum. In particular, our subscriber base rebounded to a near record high level in the third quarter, driven by our heightened user acquisition efforts. With a strong cash position and health capital structure, we will invest in alternative businesses to explore emerging technologies and open new opportunities,” said Jinbo Li, Xunlei’s Chairman and CEO.

“Looking ahead, we will continue to preserve and strengthen our financial capacity while closely monitoring industry trends and consumer demands and adopt corresponding strategies. Our objective is to identify growth opportunities that align with our core competencies and create sustainable value for our shareholders. As an internet company of 20-year history, Xunlei has consistently adhered to its core values in every action taken and decision made, showcasing its commitment to delivering secure and cutting-edge products and services to its customers.”

Third Quarter 2023 Financial Results

Total Revenues

Total revenues were US$84.2 million, representing a decrease of 4.6% year-over-year. The decrease in total revenues was mainly attributable to the decreased revenues generated from our live streaming service as we have downsized some of our domestic audio live streaming operations since June this year.

Revenues from cloud computing were US$29.5 million, representing an increase of 1.4% year-over-year. The increase in cloud computing revenues was mainly due to the increased sales of new-generation cloud computing hardware devices.

Revenues from subscription were US$28.7 million, representing an increase of 15.2% year-over-year. The increase in subscription revenues was mainly due to higher average revenue per subscriber and an increased number of subscribers as a result of our ongoing efforts on user acquisition and product improvement.The number of subscribers was 5.02 million as of September 30, 2023, compared with 4.37 million as of September 30, 2022. The average revenue per subscriber for the third quarter of 2023 was RMB39.9, compared with RMB39.1 in the same period of 2022. The higher average revenue per subscriber was mainly due to the continued increase in the proportion of the users opting for our premium membership.

Revenues from live streaming and other IVAS were US$26.0 million, representing a decrease of 24.1% year-over-year. The decreased live streaming revenues were primarily attributable to the downsizing of our domestic audio live streaming operations. Meanwhile, other IVAS revenues increased as compared with the same period of 2022.

Costs of Revenues

Costs of revenues were US$46.4 million, representing 55.1% of our total revenues, compared with US$52.8 million or 59.9% of the total revenues in the same period of 2022. The decreased costs of revenues were mainly attributable to the decrease in revenue-sharing costs of live streaming, which was consistent with the decline in live streaming revenue.

Bandwidth costs, as included in costs of revenues, were US$28.1 million, representing 33.4% of our total revenues, compared with US$25.3 million or 28.6% of the total revenues in the same period of 2022. The increase in bandwidth costs was mainly due to the increased bandwidth usage driven by the development of our subscription and cloud computing businesses.

The remaining costs of revenues mainly consisted of costs related to the revenue-sharing for our live streaming business, payment of handling fees and cloud computing hardware devices.

Gross Profit and Gross Profit Margin

Gross profit for the third quarter of 2023 was US$37.5 million, representing a 6.6% increase from the same period of 2022. Gross profit margin was 44.6% in the third quarter of 2023, compared with 39.9% in the same period of 2022. The increase in gross profit and gross profit margin was mainly driven by an increased proportion of revenues from subscription business, which has higher gross profit margin, as well as decreased portion of revenues from downsized domestic audio live streaming business, which has lower gross profit margin.

Research and Development Expenses

Research and development expenses for the third quarter of 2023 were US$19.5 million, representing 23.1% of our total revenues, compared with US$16.2 million or 18.3% of our total revenues in the same period of 2022. The increase was primarily due to increased labor costs incurred during this quarter.

Sales and Marketing Expenses

Sales and marketing expenses for the third quarter of 2023 were US$9.5 million, representing 11.3% of our total revenues, compared with US$5.8 million or 6.6% of our total revenues in the same period of 2022. The increase was primarily due to increased marketing activities carried out for user acquisition.

General and Administrative Expenses

General and administrative expenses for the third quarter of 2023 were US$11.1 million, representing 13.2% of our total revenues, compared with US$8.2 million or 9.3% of our total revenues in the same period of 2022. The increase was primarily due to an increase in one-off impairment of servers and network equipment, depreciation of Xunlei headquarters building and share-based compensation incurred during this quarter.

Operating (Loss)/Income

Operating loss was US$2.5 million, compared with an operating income of US$5.1 million in the same period of 2022. The decrease was primarily due to the increased operating expenses incurred in the third quarter of 2023 as compared with the same period of 2022.

Other Income, Net

Other income, net was US$7.3 million, compared with US$4.7 million in the same period of 2022. The increase was mainly due to the reversal of certain payables related to a previously disposed business with low payment probability, partially offset by the decrease in net foreign exchange gains as compared with the same period of 2022.

Net Income and Earnings Per ADS

Net income was US$4.4 million, compared with US$8.3 million in the same period of 2022. Non-GAAP net income was US$5.5 million in the third quarter of 2023, compared with a non-GAAP net income of US$9.0 million in the same period of 2022. The decrease in net income and non-GAAP net income was primarily attributable to the increased marketing expenses, labor costs and depreciation expenses, partly offset by the reversal of certain payables with low payment probability as discussed above.

Diluted earnings per ADS in the third quarter of 2023 was approximately US$0.07 as compared with US$0.12 in the same period of 2022.

Cash Balance

As of September 30, 2023, the Company had cash, cash equivalents and short-term investments of US$264.7 million, compared with US$258.5 million as of June 30, 2023. The increase in cash, cash equivalents and short-term investments was mainly due to net operating cash inflow and net proceeds from bank borrowings but partially offset by spending on share buybacks during this quarter.

Share Repurchase Program

In June 2023, Xunlei announced that its Board of Directors had authorized the repurchase of up to $20 million of its shares over the next 12 months. As of September 30, 2023, the Company had spent approximately US$2.6 million on share buybacks under the aforesaid share repurchase program.

Guidance for the Fourth Quarter of 2023

For the fourth quarter of 2023, Xunlei estimates total revenues to be between US$70 million and US$75 million, and the midpoint of the range represents a quarter-over-quarter decrease of approximately 8.6%. The decline is due to the impact of the downsizing of our domestic live streaming businesses whereas the operations of our subscription and cloud computing businesses are not affected. This estimate represents management's preliminary view as of the date of this press release, which is subject to change and any change could be material.

Conference Call Information.

Participant Online Registration: https://register.vevent.com/register/BIf336282a99354727be5466831c0cc71a

Please register to join the conference using the link provided above and dial in 10 minutes before the call is scheduled to begin. Once registered, the participants will receive an email with personal PIN and dial-in information, and participants can choose to access either via Dial-In or Call Me. A kindly reminder that "Call Me" does not work for China number.

The Company will also broadcast a live audio webcast of the conference call. The webcast will be available at http://ir.xunlei.com. Following the earnings conference call, an archive of the call will be available at https://edge.media-server.com/mmc/p/2hahaqet

About Xunlei

Founded in 2003, Xunlei Limited (NASDAQ: XNET) is a leading innovator in shared cloud computing and blockchain technology in China. Xunlei provides a wide range of products and services across cloud acceleration, blockchain, shared cloud computing and digital entertainment to deliver an efficient, smart and safe internet experience.

Safe Harbor Statement

This press release contains statements of a forward-looking nature. These statements are made under the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995. You can identify these forward-looking statements by terminology such as "will," "expects," "believes," "anticipates," "future," "intends," "plans," "estimates" and similar statements. Among other things, the management's quotations, the "Outlook" and "Guidance" sections in this press release, as well as the Company's strategic, operational and acquisition plans, contain forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties and are based on current expectations, assumptions, estimates and projections about the Company and the industry. Forward-looking statements involve inherent risks and uncertainties, including but not limited to: the Company's ability to continue to innovate and provide attractive products and services to retain and grow its user base; the Company's ability to keep up with technological developments and users' changing demands in the internet industry; the Company's ability to convert its users into subscribers of its premium services; the Company's ability to deal with existing and potential copyright infringement claims and other related claims; the Company’s ability to react to the governmental actions for its scrutiny of internet content in China and the Company's ability to compete effectively. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that its expectations will turn out to be correct, and investors are cautioned that actual results may differ materially from the anticipated results. Further information regarding risks and uncertainties faced by the Company is included in the Company's filings with the U.S. Securities and Exchange Commission. All information provided in this press release is as of the date of the press release, and the Company undertakes no obligation to update any forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law.

About Non-GAAP Financial Measures

To supplement Xunlei's consolidated financial results presented in accordance with United States Generally Accepted Accounting Principles ("GAAP"), Xunlei uses the following measures defined as non-GAAP financial measures by the United States Securities and Exchange Commission: (1) non-GAAP operating income, (2) non-GAAP net income, (3) non-GAAP basic and diluted earnings per share for common shares, and (4) non-GAAP basic and diluted earnings per ADS. The presentation of the non-GAAP financial information is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with GAAP.

Xunlei believes that these non-GAAP financial measures provide meaningful supplemental information to investors regarding the Company's operating performance by excluding share-based compensation expenses, which is not expected to result in future cash payments. These non-GAAP financial measures also facilitate management's internal comparisons to Xunlei's historical performance and assist the Company's financial and operational decision making. A limitation of using these non-GAAP financial measures is that these non-GAAP measures exclude share-based compensation charge that has been and will continue to be for the foreseeable future a recurring expense in Xunlei's results of operations. Management compensates for these limitations by providing specific information regarding the GAAP amounts excluded from each non-GAAP measure. The accompanying reconciliation tables at the end of this release include details on the reconciliations between GAAP financial measures that are most directly comparable to the non-GAAP financial measures the Company has presented.

XUNLEI LIMITED
UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS
(Amounts expressed in thousands of USD, except for share, per share (or ADS) data)

	September 30,	December 31,
	2023	2022
	US$	US$
Assets

Current assets:
Cash and cash equivalents	130,322	177,154
Short-term investments	134,398	83,626
Accounts receivable, net	28,765	29,763
Inventories	2,373	457
Due from related parties	12,768	32,917
Prepayments and other current assets	9,303	8,267
Total current assets	317,929	332,184

Non-current assets:
Restricted cash	7,424	7,654
Long-term investments	32,044	30,811
Deferred tax assets	381	213
Property and equipment, net	58,891	61,734
Intangible assets, net	6,036	6,546
Goodwill	20,545	21,179
Due from a related party, non-current portion	19,513	-
Long-term prepayments and other assets	1,857	2,137
Right-of-use assets	1,088	865
Total assets	465,708	463,323

Liabilities
Current liabilities:
Accounts payable	25,156	25,432
Due to related parties	-	1,560
Contract liabilities and deferred income, current portion	35,682	38,967
Lease liabilities	503	283
Income tax payable	6,080	5,586
Accrued liabilities and other payables	46,832	49,438
Short-term loan and current portion of long-term debt	14,724	7,024
Total current liabilities	128,977	128,290

Non-current liabilities:
Contract liabilities and deferred income, non-current portion	673	876
Lease liabilities, non-current portion	489	299
Deferred tax liabilities	546	687
Bank borrowings, non-current portion	17,033	24,750
Total liabilities	147,718	154,902

Equity
Common shares (US$0.00025 par value, 1,000,000,000 shares authorized, 375,001,940 shares issued and 325,047,736 shares outstanding as at December 31, 2022; 375,001,940 issued and 326,584,251 shares outstanding as at September 30, 2023)	82	81
Additional paid-in-capital	482,712	477,495
Accumulated other comprehensive loss	(20,934)	(14,668)
Statutory reserves	7,036	7,036
Treasury shares (49,954,204 shares and 48,417,689 shares as at December 31, 2022 and September 30, 2023, respectively)	12	12
Accumulated deficits	(149,543)	(160,063)
Total Xunlei Limited's shareholders' equity	319,365	309,893
Non-controlling interests	(1,375)	(1,472)
Total liabilities and shareholders' equity	465,708	463,323

XUNLEI LIMITED
Unaudited Condensed Consolidated Statements of Income
(Amounts expressed in thousands of USD, except for share, per share (or ADS) data)

	Three months ended
	Sep 30,	Jun 30,	Sep 30,
	2023	2023	2022
	US$	US$	US$
Revenues, net of rebates and discounts	84,235	104,307	88,283
Business taxes and surcharges	(286)	(302)	(217)
Net revenues	83,949	104,005	88,066
Costs of revenues	(46,409)	(58,140)	(52,845)
Gross profit	37,540	45,865	35,221

Operating expenses
Research and development expenses	(19,483)	(17,175)	(16,161)
Sales and marketing expenses	(9,507)	(15,372)	(5,784)
General and administrative expenses	(11,093)	(12,442)	(8,238)
Credit loss write-back /(expenses), net	28	(16)	22
Total operating expenses	(40,055)	(45,005)	(30,161)

Operating (loss)/income	(2,515)	860	5,060
Interest income	1,163	1,089	445
Interest expense	(361)	(423)	(24)
Other income, net	7,329	4,699	4,669
Income before income taxes	5,616	6,225	10,150
Income tax expenses	(1,251)	(1,259)	(1,803)
Net income	4,365	4,966	8,347
Less: net loss attributable to non-controlling interest	(30)	(33)	(3)
Net income attributable to common shareholders	4,395	4,999	8,350

Earnings per share for common shares
Basic	0.0134	0.0153	0.0247
Diluted	0.0134	0.0152	0.0247

Earnings per ADS
Basic	0.0670	0.0765	0.1235
Diluted	0.0670	0.0760	0.1235

Weighted average number of common shares used in calculating:
Basic	328,229,170	326,335,266	337,401,763
Diluted	328,738,450	327,853,441	337,481,567

Weighted average number of ADSs used in calculating:
Basic	65,645,834	65,267,053	67,480,353
Diluted	65,747,690	65,570,688	67,496,313

XUNLEI LIMITED

Reconciliation of GAAP and Non-GAAP Results

(Amounts expressed in thousands of USD, except for share, per share (or ADS) data)

	Three months ended
	Sep 30,	Jun 30,	Sep 30,
	2023	2023	2022
	US$	US$	US$
GAAP operating (loss)/income	(2,515)	860	5,060
Share-based compensation expenses	1,106	3,480	693
Non-GAAP operating (loss)/income	(1,409)	4,340	5,753

GAAP net income	4,365	4,966	8,347
Share-based compensation expenses	1,106	3,480	693
Non-GAAP net income	5,471	8,446	9,040

GAAP earnings per share for common shares:
Basic	0.0134	0.0153	0.0247
Diluted	0.0134	0.0152	0.0247

GAAP earnings per ADS:
Basic	0.0670	0.0765	0.1235
Diluted	0.0670	0.0760	0.1235

Non-GAAP earnings per share for common shares:
Basic	0.0168	0.0260	0.0268
Diluted	0.0167	0.0259	0.0268

Non-GAAP earnings per ADS:
Basic	0.0840	0.1300	0.1340
Diluted	0.0835	0.1295	0.1340

Weighted average number of common shares used in calculating:
Basic	328,229,170	326,335,266	337,401,763
Diluted	328,738,450	327,853,441	337,481,567

Weighted average number of ADSs used in calculating:
Basic	65,645,834	65,267,053	67,480,353
Diluted	65,747,690	65,570,688	67,496,313

CONTACT:

Investor Relations

Xunlei Limited

Email: ir@xunlei.com

Tel: +86 755 6111 1571

Website: http://ir.xunlei.com